Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2013	2012	2011	2010	2009
	(In thousands, except ratio data)
Income before income taxes	$ 38,400	$ 36,663	$ 32,229	$ 23,423	$ 11,050

Interest on indebtedness	11,472	11,394	11,641	12,439	13,682

Portion of rents representative
of the interest factor	1,837	1,739	1,670	1,589	1,576

Earnings as adjusted	$ 51,709	$ 49,796	$ 45,540	$ 37,451	$ 26,308

Fixed charges:

Interest on indebtedness	$ 11,472	$ 11,394	$ 11,641	$ 12,439	$ 13,681

Portion of rents representative
of the interest factor	1,837	1,739	1,670	1,589	1,576

Fixed charges	$ 13,309	$ 13,133	$ 13,311	$ 14,028	$ 15,257

Ratio of earnings
to fixed charges	3.89	3.79	3.42	2.67	1.72